AMENDMENT TO

SUPERVISION AND ADMINISTRATION AGREEMENT

AMENDMENT dated February 13, 2018 to the Supervision and Administration Agreement (the “Agreement”) entered into on August 11, 2008 by and between PIMCO Variable Insurance Trust (the “Trust”) and Pacific Investment Management Company LLC (“PIMCO” or the “Administrator”). Capitalized terms used in this Amendment without definition shall have the respective meanings given to such terms in the Agreement and amendment described herein.

WHEREAS, PIMCO provides or procures certain supervisory and administrative and other services to the Trust pursuant to the Agreement; and

WHEREAS, the Trust hereby adopts the Agreement with respect to each subsidiary that may be formed by a Portfolio (each a “Subsidiary” and together, the “Subsidiaries”) and the Administrator hereby acknowledges that the Agreement shall pertain to each Subsidiary to the extent provided herein; and

WHEREAS, the parties agree to amend the Agreement to allocate expenses associated with the actual or potential operation of the Subsidiaries;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Agreement pursuant to the terms thereof, as follows:

I.	Appointment

Section 1 of the Agreement is deleted in its entirety and replaced with the following:

Appointment. The Trust hereby appoints PIMCO as the Administrator to provide or procure the supervisory and administrative and other services with respect to the Portfolios and Subsidiaries for the period and on the terms set forth in this Agreement, as supplemented from time to time. The Administrator accepts such appointment and agrees during such period to render or procure the services herein set forth for the compensation herein provided.

In the event the Trust establishes and designates additional series with respect to which it desires to retain the Administrator to render or procure supervisory and administrative and other services hereunder, it shall notify the Administrator in writing. If the Administrator is willing to render or procure such services it shall notify the Trust in writing, whereupon such additional series shall become a Portfolio hereunder. For the avoidance of doubt, to the extent any such current or future Portfolio establishes a Subsidiary, this Agreement shall apply to such Subsidiary upon such Portfolio becoming a Portfolio hereunder.

II.	Duties

The first paragraph of Section 2 of the Agreement is deleted in its entirety and replaced with the following:

2. Duties. Subject to the general supervision of the Board of Trustees, the Administrator shall provide or cause to be furnished all supervisory and administrative and other services reasonably necessary for the operation of the Portfolios and Subsidiaries other than the investment advisory services provided pursuant to the Investment Advisory Contract.

In addition, paragraph (a)(i) of Section 2 of the Agreement is deleted in its entirety and replaced with the following:

(i) The Administrator shall supervise and coordinate matters relating to the operation of the Portfolios and Subsidiaries, including any necessary coordination among the investment adviser or advisers to the Portfolios, the custodian, transfer agent, dividend disbursing agent, and recordkeeping agent (including pricing and valuation of the Portfolios), insurance companies, accountants, attorneys, and other parties performing services or operational functions for the Portfolios or Subsidiaries. In connection with the supervision of the pricing and valuation of the Portfolios, the Administrator shall establish such systems and procedures as are necessary to carry out this function, including systems and procedures relating to defaulted securities; forensic reporting and monitoring of securities and derivatives pricing, including checks and balances against internal models and external pricing services; tracking and reviewing fair valued securities; supervising pricing vendors; monitoring for significant events occurring after the close of trading that may affect the value of portfolio holdings; and establishing net asset value estimation processes in the event the custodian cannot produce a net asset value for Shares of a Portfolio.

In addition, paragraph (a)(vii) of Section 2 of the Agreement is deleted in its entirety and replaced with the following:

(vii) The Administrator shall take such other action with respect to the Portfolios and Subsidiaries as may be required by applicable law, including without limitation the rules and regulations of the SEC, the Commodity Futures Trading Commission, state securities and insurance commissions and other governmental and regulatory agencies. Such actions shall include, but are not limited to: establishment and maintenance of a compliance program in accordance with Rule 38a-1 under the 1940 Act, support of the Portfolios’ Chief Compliance Officer, and systems and procedures necessary to effectuate the compliance program, as well as maintenance of a vendor management program designed to manage the risks of the service provider relationships entered into by the Portfolios and Subsidiaries, or by the Administrator on their behalf.

In addition, paragraph (c) of Section 2 of the Agreement is deleted in its entirety and replaced with the following:

(c) Personnel. The Administrator shall also make its officers and employees available to the Board of Trustees and officers of the Trust for consultation and discussions regarding the administration of the Portfolios and Subsidiaries and services provided to the Portfolios under this Agreement.

In addition, paragraph (d)(iii) of Section 2 of the Agreement is deleted in its entirety and replaced with the following:

(iii) Will regularly report to the Trust’s Board of Trustees on the services provided under this Agreement and will furnish the Trust’s Board of Trustees with respect to the Portfolios and Subsidiaries such periodic and special reports as the Trustees may reasonably request.

III.	Expenses of the Administrator

The following is added to Section 7 of the Agreement, under paragraph (k) of the expenses the Administrator shall bear:

(l) All expenses of supervising and administering the actual or potential operations of Subsidiaries, except for those expenses allocated by the Administrator to the Portfolios in good faith pursuant to the Trust’s Procedures for Incurrence of Fund Subsidiary Expenses.

IV.	Expenses of the Trust

Paragraph (d) of Section 7 of the Agreement under the expenses the Trust shall bear is deleted in its entirety and replaced with the following:

(d) Costs, including the interest expenses, of borrowing money (including, but not limited to, costs related to tender option bond trusts formed by a Portfolio);

In addition, the following is added to Section 7 of the Agreement, under paragraph (h) of the expenses the Trust shall bear:

(i) All expenses of supervising and administering the actual or potential operations of Subsidiaries that are allocated by the Administrator to the Portfolios in good faith pursuant to the Trust’s Procedures for Incurrence of Fund Subsidiary Expenses.

V.	Other

This Amendment may not be assigned by either party without the consent of the other party.

Except as expressly provided herein, the Agreement shall remain in full force and effect in accordance with its terms.

The parties represent and warrant that all of the representations, warranties and undertakings made in the Agreement continue to be true as of the date of this Amendment and will continue in full force and effect until further notice.

VI.	Effectiveness

This Amendment shall be effective upon its execution and may be executed in counterparts, each of which shall be deemed to be an original.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed in its name and behalf by its duly authorized representative as of the date first above written.

PIMCO VARIABLE INSURANCE TRUST

By:
Title:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:
Title: